Issuer Free Writing Prospectus Filed Pursuant to Rule 433

supplementing the

Preliminary Prospectus Supplement dated June 20, 2007

Registration No. 333-130212

MARRIOTT INTERNATIONAL, INC.

FINAL TERM SHEET

Dated: June 20, 2007

Issuer:	Marriott International, Inc.

Title of Securities:	6.375% Series I Notes due 2017

Trade Date:	June 20, 2007

Settlement Date:	June 25, 2007

Maturity Date:	June 15, 2017

Ratings:	Baa2 (Stable) by Moody’s Investors Service, Inc and BBB+ (Stable) by Standard & Poor’s Rating Service

Principal Amount:	$350,000,000

Coupon (Interest Rate):	6.375%

Interest Payment Dates:	Semi-annually on each June 15 and December 15, commencing on December 15, 2007

Yield to Maturity:	6.444%

Spread to Benchmark Treasury:	+130 basis points

Benchmark Treasury:	UST 4.50 % due 05/15/17

Benchmark Treasury Price and Yield:	95-1+ / 5.144%

Price to Public:	99.501%

Optional Redemption:	Make-whole call plus 20 basis points

Change of Control Repurchase Event:	Upon the occurrence of a change of control repurchase event, we will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase.

“Change of control repurchase event” means the occurrence of both a change of control and a below investment grade rating event.

“Change of control” means the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) becomes the beneficial owner, directly or indirectly, of more than 50% of our voting stock, measured by voting power rather than number of shares. Notwithstanding the foregoing, a transaction effected to create a holding company for us will not be deemed to involve a change of control if: (1) pursuant to such transaction we become a direct or indirect wholly owned subsidiary of such holding company and (2)(A) the direct or indirect holders of the voting stock of such holding company immediately following that transaction are substantially the same as the holders of our voting stock immediately prior to that transaction or (B) immediately following that transaction no person (other than a holding company satisfying the requirements of this sentence) is the beneficial owner, directly or indirectly, of more than 50% of the voting stock of such holding company, measured by voting power rather than number of shares.

“Below investment grade rating event” is defined in the Preliminary Prospectus Supplement dated June 20, 2007.

Minimum Denominations:	$1,000

Joint Bookrunners:	Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc.

Co-Managers:	Banc of America Securities LLC, Citigroup Global Markets Inc., Greenwich Capital Markets, Inc., Scotia Capital (USA) Inc., BNP Paribas Securities Corp., HSBC Securities (USA) Inc., Morgan Stanley & Co. Incorporated, Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., J.P. Morgan Securities Inc., Lehman Brothers Inc.

CUSIP:	571903AG8

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering can arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free (866) 500-5408 or Barclays Capital Inc. toll-free at 888-227-2275 Ext. 2663.